                                                [SunStar Healthcare Letter Head]

                                                Exhibit 4.7


                                August 20, 1999


Brookstreet Securities Corporation, Inc.
2361 Campus Drive, Suite 210
Irvine, CA 02612

Attention: Dave Rosier

Dear Dave:

        As you may know, we were advised today by telephone by Nasdaq that notwithstanding our apparent satisfaction of their net asset and loss minimum requirements, we will be delisted without further notice unless the redemption provisions of the preferred stock are waived. In order to help save the Nasdaq listing, we are asking that Brookstreet waive the redemption provisions of the preferred stock, as clearly permitted by the certificate of designation. We trust you will agree that the Nasdaq listing is as, or more, important to Brookstreet and its investors than the redemption provisions, which as you may know we expect will terminate shortly anyway as we hit 90,000 members. Unfortunately, Nasdaq has told us that they may not wait any longer and may act without further notice.

        If you agree to this waiver*, please sign where indiciated below so that we may instantly solve this redemption feature problem.

                                        Very truly yours,


                                        /s/ Warren Stowell
                                        Warren Stowell


Name: /s/ David Rosier                    Date:   8/23/99
     -----------------------------             --------------------------------

* Based on your E-mail today that you now have 86,000 members as of 8/12/99